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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

THE BON-TON STORES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
09776J 10 1
(CUSIP Number)
Henry F. Miller, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103
(215) 977-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09776J 10 1	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS: M. THOMAS GRUMBACHER

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		5,691,145

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		192,331

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,325,940

WITH	10	SHARED DISPOSITIVE POWER:

		192,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,883,476

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	34.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	09776J 10 1	Page	3	of	8 Pages
Amendment No. 6 to Statement on Schedule 13D
     This Amendment No. 6 amends the Schedule 13D with respect to the common stock of The Bon-Ton Stores, Inc. (the “Company”) beneficially owned by M. Thomas (Tim) Grumbacher, filed on October 18, 1999, as amended by Amendment No. 1 filed October 29, 1999, Amendment No. 2 filed on July 16, 2001, Amendment No. 3 filed on November 5, 2003, Amendment No. 4 filed on February 17, 2004, and Amendment No. 5 filed on March 15, 2005.
Item 4. Purpose of Transaction
     Item 4 of this Schedule 13D is hereby amended and supplemented as follows:
     On April 13, 2007, Tim Grumbacher, Executive Chairman of the Board of The Bon-Ton Stores, Inc. (the “Company”), and the Grumbacher Family Foundation (the “Foundation”) each adopted a pre-arranged stock trading plan. Mr. Grumbacher is a director of the Foundation. The trading plans comply with the Company’s insider trading policy and are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Under the trading plans, Mr. Grumbacher and the Foundation may sell a pre-determined number of shares of the Company’s common stock at market prices, subject to a minimum price condition and sales volume limitations. The trading plans expire on March 15, 2008 unless terminated earlier under certain conditions. The shares to be sold pursuant to Mr. Grumbacher’s trading plan include, among others, a portion of the 476,890 shares of common stock purchased by Mr. Grumbacher from the Company at the then market price to assist with the financing of the Company’s expansion through the acquisition of The Elder-Beerman Stores Corp. in October 2003. Mr. Grumbacher has adopted the trading plan for personal financial and estate planning purposes.
     Following anticipated sales under his trading plan, Mr. Grumbacher will continue to hold a majority of the outstanding voting power of the Company’s common stock and Class A common stock. In addition, based upon current stock holdings, Mr. Grumbacher will continue to be the largest beneficial owner of the Company’s capital stock. Sales of common stock by Mr. Grumbacher and the Foundation under the trading plans will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including further amendments to this Schedule 13D and Forms 4.
     Except as set forth herein, Mr. Grumbacher does not have plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 of this Schedule 13D is hereby amended and restated as follows:
     (a) Mr. Grumbacher is the beneficial owner of an aggregate of 5,883,476 shares of Common Stock, which comprise 34.9% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).
     Specifically, Mr. Grumbacher beneficially owns, and is the record holder of 2,425,020 shares of Common Stock and 2,406,253 shares of Class A Stock. Each share of Class A Stock

CUSIP No.	09776J 10 1	Page	4	of	8 Pages
owned by Mr. Grumbacher is convertible, at his option, into one share of Common Stock. Mr. Grumbacher also beneficially owns 337,308 shares of Common Stock held for his benefit under the Company’s Profit Sharing/Retirement Savings Plan (the “401(k) Plan”); the 401(k) Plan is the record holder of such shares.
     Mr. Grumbacher also beneficially owns (i) 179,937 shares of Common Stock held for his benefit under the M. Thomas Grumbacher 2005 Annuity Trust (the “2005-I GRAT”), (ii) 236,024 shares of Common Stock held for his benefit under the M. Thomas Grumbacher 2005 II Annuity Trust (the “2005-II GRAT”), and (iii) 106,603 shares of Common Stock held for his benefit under the M. Thomas Grumbacher 2006 Annuity Trust (the “2006 GRAT,” and together with the 2005-I GRAT and 2005-II GRAT, the “GRATs”). Each of the GRATs is the record holder of the shares held for the benefit of Mr. Grumbacher by such GRAT.
     Mr. Grumbacher also beneficially owns 176,773 shares of Common Stock in his capacity as one of four directors of a charitable foundation (the “Foundation”) which owns 176,773 shares of Common Stock. The Foundation is the record holder of such shares.
     Mr. Grumbacher may be deemed a beneficial owner of certain shares held in trust. Mr. Grumbacher’s spouse, Nancy T. Grumbacher (“Nancy Grumbacher”), is a trustee of the following two trusts: (i) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the “1999 Trust”); and (ii) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 22, 2003 (the “2003 Trust,” and together with the 1999 Trust, the “Trusts”). The 1999 Trust and the 2003 Trust were each created for the benefit of one of Mr. Grumbacher’s grandchildren. The 1999 Trust owns 10,279 shares of Common Stock. The 2003 Trust owns 5,279 shares of Common Stock. As a result of Nancy Grumbacher being one of the trustees of each of the Trusts, Mr. Grumbacher may be deemed to be a beneficial owner of the shares of Common Stock owned by such Trusts. Mr. Grumbacher hereby disclaims beneficial ownership of the shares of Common Stock owned by the Trusts.
     (b) Mr. Grumbacher has (i) sole voting and sole dispositive power with respect to 2,919,687 shares of Common Stock; (ii) sole voting power with respect to an additional 365,205 shares of Common Stock; and (iii) sole voting and dispositive power with respect to 2,406,253 shares of Class A Stock.
     Mr. Grumbacher shares voting and dispositive power with respect to 176,773 shares of Common Stock held by the Foundation with the other directors of the Foundation. The other directors of the Foundation are Nancy Grumbacher, Michael L. Gleim (“Gleim”) and Henry F. Miller (“Miller”).
     If deemed a beneficial owner of the shares held by the Trusts, Mr. Grumbacher shares voting power and dispositive power with the respective trustees of each Trust, for each of the shares of Common Stock held by such Trust. The trustees of and shares beneficially owned by each of the Trusts are as follows:
     (i) The trustees of the 1999 Trust are Nancy Grumbacher, David R. Glyn (“Glyn”), Gleim and Beth G. Elser (“Elser”), and these trustees share voting and dispositive power with respect to 10,279 shares of Common Stock; and

CUSIP No.	09776J 10 1	Page	5	of	8 Pages
     (ii) The trustees of the 2003 Trust are Nancy Grumbacher, Glyn, Gleim and Elser, and these trustees share voting and dispositive power with respect to 5,279 shares of Common Stock.
     The identity and background for each of the above-named persons with whom Mr. Grumbacher shares voting and dispositive power as to any shares is as follows:
     Nancy T. Grumbacher:
•	Address: 460 Country Club Road, York, Pennsylvania 17403.

•	Nancy Grumbacher is presently not employed.

•	Nancy Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

•	Nancy Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

•	Citizenship: U.S.A.
     David R. Glyn
•	Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.

•	Glyn’s present principal occupation is attorney with Wolf, Block, Schorr and Solis-Cohen LLP.

•	Glyn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

•	Glyn has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

•	Citizenship: U.S.A.
     Henry F. Miller
•	Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.

•	Miller’s present principal occupation is attorney with Wolf, Block, Schorr and Solis-Cohen LLP.

•	Miller has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

•	Miller has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

•	Citizenship: U.S.A.

CUSIP No.	09776J 10 1	Page	6	of	8 Pages
     Michael L. Gleim
•	Address: c/o The Bon Ton Stores, Inc., 2801 East Market Street, York, PA 17402

•	Gleim is presently a director of the Issuer.

•	Gleim has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

•	Gleim has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

•	Citizenship: U.S.A.
Beth G. Elser
•	Address: 5303 Lakeside Avenue, Virginia Beach, VA 23451.

•	Elser is presently not employed.

•	Elser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

•	Elser has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

•	Citizenship: U.S.A.
     (c) Other than as described in Item 4, above, Mr. Grumbacher has not effected any transactions involving shares of Common Stock in the past 60 days.
     (d) The Foundation has the right to receive dividends from, and the proceeds from the sale of, 176,773 shares of Common Stock. Mr. Grumbacher, Nancy Grumbacher, Gleim and Miller, as the directors of the Foundation, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.
     The 1999 Trust has the right to receive dividends from, and the proceeds from the sale of, 10,279 shares of Common Stock. Nancy Grumbacher, Gleim, Glyn and Elser, as the trustees of the 1999 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2003 Trust has the right to receive dividends from, and the proceeds from the sale of, 5,279 shares of Common Stock. Nancy Grumbacher, Gleim, Glyn and Elser, as the trustees of the 2003 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2005-I GRAT has the right to receive dividends from, and the proceeds from the sale of, 179,937 shares of Common Stock. Mr. Gleim and Miller, as the trustees of the 2005-I GRAT, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

CUSIP No.	09776J 10 1	Page	7	of	8 Pages
     The 2005-II GRAT has the right to receive dividends from, and the proceeds from the sale of, 236,024 shares of Common Stock. Mr. Gleim and Miller, as the trustees of the 2005-II GRAT, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2006 GRAT has the right to receive dividends from, and the proceeds from the sale of, 106,603 shares of Common Stock. Mr. Gleim and Miller, as the trustees of the 2005-II GRAT, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     (e) Not applicable.
Item 7. Materials to be Filed as Exhibits
     Attached as Exhibit A to this Amendment No. 6 to Schedule 13D is a copy of the 10b5-1 trading plan entered into by Mr. Grumbacher on April 13, 2007.

CUSIP No.	09776J 10 1	Page	8	of	8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 13, 2007

/s/ M. Thomas Grumbacher

Name: M. Thomas Grumbacher

     Issuer: The Bon-Ton Stores, Inc.  Client: M. Thomas Grumbacher  Account No.:
Morgan Stanley Executive Services Group
Preset Diversification ProgramSM (PDP)
Sales Plan
     Sales Plan dated the date specified in Exhibit A hereto (this “Sales Plan”) between Seller specified in Exhibit A (“Seller”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), acting as agent for Seller. Capitalized terms used but not defined herein shall have the meaning given such terms in Exhibits A and B hereto.
A. Recitals
     1. This Sales Plan is entered into between Seller and Morgan Stanley for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     2. Seller is establishing this Sales Plan in order to permit the orderly disposition of a portion of Seller’s holdings of common stock of the Issuer (the “Stock”).
B. Representations, Warranties and Covenants
     1. As of the date hereof, Seller is not aware of any material nonpublic information concerning the Issuer or its securities. Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.
     2. Except as reflected in Exhibit B, the securities to be sold under this Sales Plan are owned free and clear by Seller and, as of their Sale Date, will not be subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than those which may have been entered into between Seller and Morgan Stanley or imposed by Rules 144 or 145 under the Securities Act of 1933, as amended (the “Securities Act”).
     3. While this Sales Plan is in effect, Seller agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Sales Plan (including, without limitation, with respect to any securities convertible or exchangeable into the Stock) and, unless this Sales Plan is modified or terminated in accordance with the terms hereof, agrees not to alter or deviate from the terms of this Sales Plan.
     4. Seller agrees that Seller shall not, directly or indirectly, communicate any information relating to the Stock or the Issuer to any employee of Morgan Stanley or its affiliates who is involved, directly or indirectly, in executing this Sales Plan at any time while this Sales Plan is in effect. Morgan Stanley represents that it has in place reasonable policies and procedures to ensure that any representative of Morgan Stanley effecting sales pursuant to this Sales Plan does not sell shares of Stock on the basis of material non-public information. Any notice given to Morgan Stanley pursuant to this Sales Plan shall be given in accordance with paragraph F.5 below.
     5. (a) Seller agrees to provide Morgan Stanley with a certificate dated as of the date hereof and signed by the Issuer substantially in the form of Exhibit D hereto prior to commencement of the Plan Sales Period (as defined below).
     (b) Seller agrees to notify Morgan Stanley’s PDP Trading Desk in writing at the address set forth in paragraph F.5 below as soon as practicable if Seller becomes aware of (i) a legal, contractual or regulatory restriction that is applicable to Seller or Seller’s affiliates or a stock offering requiring an affiliate lock-up, which would prohibit any sale pursuant to the Sales Plan (other than any such restriction relating to Seller’s possession or alleged possession of material nonpublic information about the Issuer or its securities), or (ii) a change in the Issuer’s insider trading policies, so that the sales to be made by Morgan Stanley for the account of the Seller pursuant to the Sales Plan would violate these policies. In the case of a notice relating to clause (i) above, such notice shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Seller and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Morgan Stanley.
     6. Seller agrees to complete, execute and deliver to Morgan Stanley a seller representation letter dated as of the date hereof substantially in the form of Exhibit E hereto prior to the commencement of the Plan Sales Period.
     7. The execution and delivery of this Sales Plan by Seller and the transactions contemplated by this Sales Plan will not contravene any provision of applicable law or any agreement or other instrument binding on Seller or any of Seller’s affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Seller or Seller’s affiliates.

Preset Diversification Program is a registered service mark of Morgan Stanley & Co. Incorporated, protected in the United States and other countries.

     8. Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of this Sales Plan. Seller acknowledges that Morgan Stanley is not acting as its fiduciary but is acting in a brokerage capacity in connection with the adoption and implementation of this Sales Plan.
     9. Seller agrees that until this Sales Plan has been terminated Seller shall not, without providing prior written notice to Morgan Stanley, (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to purchase or sell Stock or (iii) adopt a plan for trading with respect to Stock other than this Sales Plan.
     10. (a) Seller agrees to make (or cause to be made) all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Seller.
          (b) Seller agrees that Seller shall at all times during the Plan Sales Period (as defined below), in connection with the performance of this Sales Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.
          (c) Seller agrees to complete, execute and deliver to Morgan Stanley a Section 16 Authorization Letter in the form attached hereto as Exhibit F. Morgan Stanley shall provide notice of each sale of Stock to Seller and Seller’s counsel by e-mail (at the e-mail addresses set forth in Part III of Exhibit F) on the same date as any such sale.
     11. Seller acknowledges and agrees that Seller does not have, and shall not attempt to exercise, any influence over how, when or whether to effect sales of Stock pursuant to this Sales Plan. Seller and Morgan Stanley acknowledge and agree that Morgan Stanley shall not sell Stock pursuant to this Sales Plan at any time when any person at Morgan Stanley executing such sales is aware of material nonpublic information concerning the Issuer or its securities.
     12. (a) Seller represents that Seller is not entering into the Sales Plan on behalf of, or with the assets of, an individual retirement account or individual retirement annuity, or any employee retirement or employee benefit plan (such as, for example, a Keogh or “HR-10” plan).
          (b) If Seller is not an individual or an operating company, Seller represents that Seller is not an “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or a “plan” as defined under Section 4975(e) of the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets include the assets of any such plan by reason of such a plan’s investment in such entity.
     13. If the Stock is to be sold pursuant to Rule 144 or 145 of the Securities Act (as indicated by Seller in Exhibit A hereto), Seller makes the following additional representations, warranties and agreements:
          (a) Seller represents and warrants that the Stock to be sold pursuant to this Sales Plan is currently eligible for sale under Rule 144 or 145.
          (b) Seller agrees not to take, and agrees to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144.
          (c) Seller agrees to complete, execute and deliver to Morgan Stanley Forms 144 for the sales to be effected under this Sales Plan at such times and in such numbers as Morgan Stanley and Seller shall agree, and Morgan Stanley agrees to file such Forms 144 on behalf of Seller as required by applicable law. The “Remarks” section of each Form 144 shall bear a notification which states that the Stock covered by such Form 144 is being sold pursuant to this Sales Plan and that the representation regarding Seller’s knowledge of material nonpublic information speaks as of the date that Seller adopted this Sales Plan. If Exhibit A indicates that the Stock is to be sold pursuant to Rule 144 or 145 of the Securities Act, Seller agrees that Morgan Stanley shall continue making Form 144 filings as contemplated by this paragraph B.13(c) in connection with sales under this Sales Plan until Morgan Stanley receives a written notification (which notification shall be acknowledged by the Issuer) stating that Seller is no longer an “affiliate” of the Issuer as that term is defined under Rule 144.
          (d) Seller hereby grants Morgan Stanley a power of attorney to complete and/or file on behalf of Seller any required Forms 144. Notwithstanding such power of attorney, Seller acknowledges that Morgan Stanley shall have no obligation to complete or file Forms 144 on behalf of Seller except as set forth in subparagraph (c).
     14. Morgan Stanley agrees to conduct all sales pursuant to this Sales Plan in accordance with the manner of sale and current public information requirements of Rule 144 and in no event shall Morgan Stanley effect any sale if such sale would exceed the then-applicable amount limitation under Rule 144, assuming Morgan Stanley’s sales pursuant to this Sales Plan are the only sales subject to that limitation.
     15. As of the date hereof, Seller has not received notice of the imposition of, and Seller is not otherwise aware of the actual or approximate beginning or ending dates of, any existing or impending “blackout period” pertaining to the Issuer’s securities in individual account plans maintained by the Issuer, as defined by Rule 100(b) of Regulation Blackout Trading Restriction (“Regulation BTR”) issued by the Securities and Exchange Commission (the “SEC”), and any amendments thereto.
     16. Seller has read and understands the terms and conditions of the Client Agreement (which Client

Agreement governs the Plan Account), including the terms of Section 8 titled “Failure of Delivery” of the Client Agreement.
C. Implementation of the Plan
     1. Seller hereby appoints Morgan Stanley to sell shares of Stock pursuant to the terms and conditions set forth below. Subject to such terms and conditions, Morgan Stanley hereby accepts such appointment.
     2. Morgan Stanley is authorized to begin selling Stock pursuant to this Sales Plan on the Selling Start Date and shall cease selling Stock on the earliest to occur of (i) the date on which Morgan Stanley is required to suspend or terminate sales under this Sales Plan pursuant to paragraph D.3 below, (ii) if Seller is an individual, the date on which Morgan Stanley receives notice of the death of Seller, (iii) the date on which Morgan Stanley receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Seller’s bankruptcy or insolvency, (iv) the date on which Morgan Stanley receives a valid Customer Securities Account Transfer notice with respect to the account of Seller, and (v) the Selling End Date (the “Plan Sales Period”).
     3. (a) Morgan Stanley shall sell the Interim Sale Amount specified in Exhibit B for the account of Seller during each Interim Sales Period specified in Exhibit B at Morgan Stanley’s sole discretion in accordance with ordinary principles of best execution; provided, that Morgan Stanley shall not sell any shares of Stock pursuant to this Sales Plan at a price of less than the Minimum Sale Price specified in Exhibit B; and provided, further, that, except as otherwise provided in Exhibit B hereto, Morgan Stanley shall not sell any shares of Stock pursuant to this Sales Plan to the extent that such sales would, on any given day, constitute over 10% of the total trading volume on any such day, as reasonably estimated by Morgan Stanley at such time.
     A “Trading Day” is any day during the Plan Sales Period that the primary market on which the Stock regularly trades is open for business and the Stock trades on such market.
          (b) The Interim Sale Amount, the Total Sale Amount and the Minimum Sale Price (to the extent any such terms are applicable) and any other share amounts and per share prices set forth in Exhibit B of this Sales Plan shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Sales Period.
     4. Morgan Stanley shall not sell Stock hereunder at any time when:
          (i) Morgan Stanley, in its sole discretion, has determined that a market disruption, material disruption in securities settlement, payment or clearance services, banking moratorium, outbreak or escalation of hostilities or other crisis or calamity that could, in Morgan Stanley’s judgment, impact offer, sales or delivery of the Stock has occurred (provided, however, that Morgan Stanley shall resume effecting trades in accordance with this Sales Plan as soon as Morgan Stanley determines that it is reasonably practical to do so); or
          (ii) Morgan Stanley, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Seller or Seller’s affiliates (other than any such restriction relating to Seller’s possession or alleged possession of material nonpublic information about the Issuer or the Stock); or
          (iii) Morgan Stanley has received notice from the Issuer or Seller of the occurrence of any event contemplated by paragraph B.5(b) above; or
          (iv) Morgan Stanley has received notice from Seller to terminate the Sales Plan in accordance with paragraph D.3 below.
     5. (a) Except as set forth in Exhibit B, Seller agrees to deliver the Stock to be sold pursuant to this Sales Plan (with the amount to be estimated by Seller in good faith, if the Interim Sale Amount is designated as an aggregate dollar amount) (the “Plan Shares”), to the extent such Plan Shares are currently owned by Seller, into an account at Morgan Stanley in the name of and for the benefit of Seller (the “Plan Account”) prior to the commencement of sales under this Sales Plan.
     Morgan Stanley agrees to notify Seller promptly if at any time during the Plan Sales Period the number of shares of Stock so delivered to the Plan Account is less than the number of Plan Shares remaining to be sold pursuant to this Sales Plan. Upon such notification, Seller agrees to deliver promptly to the Plan Account the number of shares of Stock necessary to eliminate this shortfall.
          (b) [Intentionally omitted]
          (c) Morgan Stanley shall withdraw Stock from the Plan Account in order to effect sales of Stock under this Sales Plan.
          (d) To the extent that any Stock remains in the Plan Account after the end of the Plan Sales Period or upon termination of this Sales Plan, Morgan Stanley agrees to return such Stock promptly to the Issuer’s transfer agent for relegending to the extent that such Stock would then be subject to transfer restrictions in the hands of the Seller.
     6. Morgan Stanley shall in no event effect any sale under this Sales Plan if the Stock to be sold is not in the Plan Account on the day of such sale.
     7. Morgan Stanley may sell Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. Seller agrees that if Morgan Stanley is a market maker or dealer in the Stock at the time that any sale is to be made under this Sales Plan, Morgan Stanley may, at its sole discretion, purchase the Stock from Seller in its capacity as market maker or dealer, provided that the purchase price is at least equal to the market price of the Stock at the time of such purchase.
     8. All references in this Sales Plan to per share stock prices shall be before deducting any commission, commission equivalent, mark-up or differential and other expenses of sale.
     9. Seller may instruct Morgan Stanley to sell or purchase shares of Stock other than pursuant to this Sales Plan. The parties hereto agree that any such sale or purchase transaction (i) will not be deemed to modify this Sales Plan unless Seller so requests in writing in accordance with paragraph D.1 below and (ii) will be given by Seller to Morgan Stanley only if such transaction does not contravene any of the representations, warranties or covenants set forth in Section B of this Sales Plan.
D. Amendment; Termination
     1. This Sales Plan may be amended by Seller only upon the written consent of Morgan Stanley and receipt by Morgan Stanley of the following documents, each dated as of the date of such amendment:
          (i) a representation signed by the Issuer substantially in the form of Exhibit D hereto,
          (ii) a certificate signed by Seller certifying that the representations and warranties of Seller contained in this Sales Plan are true at and as of the date of such certificate as if made at and as of such date, and
          (iii) a seller representation letter completed and executed by Seller substantially in the form of Exhibit E hereto.
     2. In no event may Seller modify or otherwise alter this Sales Plan if Seller has received notice of the imposition of, or Seller is otherwise aware of the actual or approximate beginning or ending dates of, any existing or impending “blackout period” pertaining to the Issuer’s securities in individual account plans maintained by the Issuer, as defined by Rule 100(b) of Regulation BTR issued by the SEC, and any amendments thereto.
     3. (a) This Sales Plan may be suspended or terminated by Seller at any time upon one day prior written notice sent to Morgan Stanley’s PDP Trading Desk by overnight mail or by facsimile at the address and fax number set forth in paragraph F.5 below. Seller agrees that Morgan Stanley will not be required to suspend or terminate any sales of the Stock unless Morgan Stanley has received such notice from Seller or has received notice from the Issuer in accordance with the provisions contained in paragraph D.3(b). Seller further agrees that Seller shall not suspend or terminate this Sales Plan except upon consultation with Seller’s own legal advisors.
          (b) This Sales Plan shall be suspended and, at Morgan Stanley’s option, may be terminated, if Morgan Stanley receives notice from the Issuer, sent in accordance with the notice provisions contained in paragraph D.3(a), of the occurrence of any event contemplated by paragraph B.5(b).
E. Indemnification; Limitation of Liability
     1. (a) Seller agrees to indemnify and hold harmless Morgan Stanley and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”) arising out of or attributable to this Sales Plan, including, without limitation, any breach by Seller of this Sales Plan (including Seller’s representations and warranties hereunder) or any violation by Seller of applicable laws or regulations; provided, however, that the indemnification provisions of this paragraph E.1.(a) shall not apply in the case of any claims, losses, damages or liabilities resulting from Morgan Stanley’s gross negligence or willful misconduct. Seller will reimburse Morgan Stanley for any and all advance fees, costs and expenses of any kind incurred by Morgan Stanley as a result of such Losses. This indemnification shall survive termination of this Sales Plan.
          (b) Notwithstanding any other provision hereof, neither party shall be liable to the other for:
     (i) any special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or
     (ii) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, outbreak or escalation of hostilities or other crisis or calamity, severe weather, market disruptions, material disruptions in securities settlement, payment or clearance services or other causes commonly known as “acts of God”.
F. General
     1. Seller acknowledges that Seller has been advised by Morgan Stanley that third party research regarding the Issuer is available from Morgan Stanley should Seller so desire. Seller may obtain such research either (i) by contacting Seller’s Morgan Stanley Investments

Representative or (ii) online at www.morganstanley.com/equityresearch.
     2. Proceeds from each sale of Stock effected under the Sales Plan will be delivered to the account of Seller less any commission, commission equivalent, mark-up or differential and other reasonable expenses of sale to be paid to Morgan Stanley, provided that any commission hereunder shall be as specified in Exhibit B.
     3. Seller and Morgan Stanley acknowledge and agree that this Sales Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.
     4. This Sales Plan constitutes the entire agreement between the parties with respect to this Sales Plan and supercedes any prior agreements or understandings with regard to the Sales Plan.
     5. All notices to Morgan Stanley under this Sales Plan shall be given to Morgan Stanley’s PDP Trading Desk in the manner specified by this Sales Plan by facsimile at 212-507-3942 or by certified mail to the address below:
Morgan Stanley & Co. Incorporated
2000 Westchester Avenue
Purchase, NY 10577
Attn: PDP Trading Desk — Brian Gager
     6. Seller’s rights and obligations under this Sales Plan may not be assigned or delegated without the written permission of Morgan Stanley.
     7. This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     8. If any provision of this Sales Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Sales Plan will continue and remain in full force and effect.
     9. This Sales Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

     IN WITNESS WHEREOF, the undersigned have signed this Sales Plan on the date specified below12.

SELLER

By:	/s/ M. Thomas Grumbacher

Name: M. Thomas Grumbacher
Date: April 13, 2007

MORGAN STANLEY & CO. INCORPORATED

By:

Name:
Title:
Date:

[1]	Seller is advised that Morgan Stanley’s obligations under this Sales Plan will not take effect unless and until this Sales Plan is approved and executed by Morgan Stanley.

[2]	Note: If this Sales Plan involves the sale of stock that is restricted under Rule 144 and/or Section 16, Morgan Stanley may not execute this Sales Plan until the firm’s standard restricted stock due diligence process for such securities has been completed.